UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East Saskatoon, Saskatchewan, Canada S7K 5R6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: February 20, 2026	By:	/s/ Noralee Bradley
	Name:	Noralee Bradley
	Title:	Executive Vice President, External Affairs, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Record Date